

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Dinesh V. Patel, Ph.D.
President and Chief Executive Officer
Protagonist Therapeutics, Inc
7707 Gateway Boulevard, Suite 140
Newark, CA 94560

> **Re: Protagonist Therapeutics, Inc**
> **Registration Statement on Form S-3**
> **Filed October 31, 2019**
> **File No. 333-234414**

Dear Dr. Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael E. Tenta, Esq.